MICHELIN

02055822

October 31, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

1. Corporate Press notice dated October 2, 2002 entitled *"Simplification of Michelin group structure"*.

2. Meeting of Stockholders dated October 8, 2002.

3. Press Release dated October 24, 2002 entitled *"Consolidated Net Sales - First 9 Months 2002"*

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Corporate Press 10/02/2002

Simplification of Michelin group structure
Exchange Offer on Compagnie Financière Michelin bearer shares

**COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
TO SIMPLIFY AND OPTIMIZE MICHELIN'S CORPORATE STRUCTURE
PUBLIC EXCHANGE OFFER IN SWITZERLAND FOR CFM BEARER SHARES**

13 registered CGEM shares for 1 CFM bearer share

Compagnie Générale des Etablissements Michelin (CGEM), which directly and indirectly owns 93.45% of the share capital and 96.42% of the voting rights of the Swiss company CFM, has decided to launch a public exchange offer in Switzerland for the bearer shares of Compagnie Financière Michelin (CFM), listed on the SWX Swiss Exchange, in exchange for registered CGEM shares, listed on the Premier Marché of Euronext Paris. The offer, which has been approved by CFM's management, concerns 459,593 CFM bearer shares representing 6.54% of CFM's share capital and 3.58% of voting rigrts. The proposed exchange ratio is 13 registered CGEM shares to be issued, pursuant to the authorisation granted at May 18th, 2001 Annual Shareholders Meeting, for 1 CFM bearer share. This exchange ratio represents a premium of 23.1% above the average share price for the month of September and a premium of 36.9% above the average share price of the last six months; this ratio has been fairly appraised by Associés en Finance, an independent expert appointed by CFM.

The offer is available between October 17 and October 30, 2002. Upon publication of the offer's interim results in the press, the acceptance period will be extended for 10 trading days. Subject to an extension of the offer period, the additional acceptance period is expected to be open from November 5 through November 18, 2002. The offer is conditional upon the shares offered in exchange being listed.

If after completion of the offer, CGEM holds more than 98% of the voting rights of CFM, CGEM will ask for the mandatory acquisition of the remaining bearer shares, pursuant to Swiss law (the so-called "squeeze-out" procedure). Should this threshold not be achieved, CFM contemplates applying for the delisting of the bearer shares. Moreover, after completion of the offer CGEM intends to participate in a CFM rights issue in a total amount, including the issue premium, of up to 1.5 billion Swiss francs (approximately 1 billion euros), mostly through conversion of existing intra-Michelin company loans. This increase in capital will have no impact on CGEM's group debt ratios.

The number of CGEM shares to be issued in exchange for the 459,593 CFM bearer sharers will be at most 5,974,709 registered shares, representing 4.20% of CGEM's capital after the offer.
This exchange offer will simplify the CGEM group structure and will enable better access to financial markets and facilitate the Group's shareholder communication. The impact on CGEM's earnings per share will not be material.

CFM shareholders, which are offered an attractive premium, will benefit from improved share liquidity while remaining associated with CGEM's growth.

For more information, please contact:

Investor relations Eric Le Corre: +33 (1) 45 66 10 04
Laurent Cavard : +33 (4) 73 32 18 02 +33 (6) 08 86 18 15

Press relations
Fabienne de Brebisson: +33 (1) 45 66 10 72

Individual shareholders relations
Jacques Thonier: +33 (4) 73 98 59 00
Bearer shares CFM Security Number : 164300 ISIN : CH 0001643003

Registered shares CGEM Code EUROCLEAR : 12126 ISIN : FR0000121261

United States of America

The offer will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, and it will not be possible to accept the offer by any such use, means, instrumentality or facilities or from within the United States. The offer will not be made to US persons. This announcement and other documents related to the offer may not be electronically accessed by US persons or from the United States. Copies of this announcement, and of any other documents related to the offer, are not being and must not be mailed or otherwise distributed or sent in or into or from the United States. Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the offer must not distribute or send it in, into or from the United States. Any purported acceptance that is post-marked in or otherwise dispatched from or evidences use of any means or instrumentality of interstate or foreign commerce of the United States will be invalid.
The securities described herein will not be registered under the US security Act of 1933 (the "33 Act") and may not be offered or sold in the United States unless registered in accordance with the 33 Act or an exemption from such registration under the 33 Act is available.

United Kingdom

The offering documents in connection with the offer will be distributed in the United Kingdom only to and will be directed at (a) persons who have professional experience in matters relating to investments falling within Article 19 (1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 in the United Kingdom (the "Order") or (b) high net worth entities, and other persons to whom they may otherwise lawfully be communicated, falling within Article 49 (1) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Other jurisdictions

The offer described herein will not be made directly or indirectly in, nor is it intended to extend to, a country or jurisdiction where such offer would be considered unlawful or in which it would otherwise breach any applicable law or regulation or which would require Compagnie Générale des Etablissements Michelin to amend any term or condition of the offer in any way or which would require Compagnie Générale des Etablissements Michelin to make any additional filing with, or take any additional action with regards to, any governmental, regulatory or legal authority. Offering materials relating to the offer may not be distributed in nor sent to such country or jurisdiction and may not be used for the purposes of soliciting the purchases of any securities of Compagnie Financière Michelin from anyone in such country or jurisdiction.

Meeting of Stockholders
October 8th, 2002

In the context of regular meetings with stockholders, close to 1800 people gathered on October 8, 2002 in Paris to listen and share views with the Group's directors. Mr. Edouard Michelin was accompanied by three members of the CEG: Messrs Michel Caron, the Head of Quality, Christian Tschann, the Head of the European Zone and Michel Rollier, the Company's Financial Director.

I. Michelin, well-positioned on a steadily growing market

Michelin has several advantages which enable it to hold a leading position in the world tire market: genuine worldwide presence, an outstanding portfolio of brands, a constantly demonstrated capacity for innovation and a genuine quality which brooks no compromise. In this way, the development of a product is validated at each stage by means of computer simulations and field tests. Statistical methods for checking the processes are used during manufacturing. In addition, traceability is ensured for each batch. Lastly, Michelin is unique in the profession in that it has an excellent method for measuring performance levels among its customers.

II. Asia, a development area for Michelin

Asia accounts for 28% of the world market. Over the past ten years there, Michelin's investments and Net Sales have grown five-fold. Michelin is already the market leader in China and its ambition is to become number 2 in the whole of Asia by 2005 on its priority target segments, by means of an internal and external growth strategy. In Asia, Michelin can rely on its outstanding reputation, its research capacity, its seven manufacturing plants, its multi-brand strategy, the excellent adaptation of its products to the local markets, and its local teams.

III. Economic and financial performance based on robust fundamentals

The gap which had widened between the CAC 40 index and Michelin stock since 1998 started to close as of 2001. However, the share once again paid the price of a negative assessment by financial analysts in the tire sector, especially due to the poor performance of the Group's competitors. Over the last ten years, Michelin compares very favorably with the Worldwide Tire and Automotive index.

In fact, Michelin has sound economic and financial fundamentals (operating margin, cash flow, debt structure, etc.). Its management is cautious: for example, the deferred commitments made with regard to the personnel in various countries (pensions and medical insurance) are clearly reflected in the accounts and covered by a matching level of available assets. In addition, the reduction in inventory, a condition for improving the working capital requirement, has been efficiently pursued.

Michelin is performing in-depth analysis to eliminate certain preconceived ideas and the development of an active communications policy with regard to all its stockholders is an indication of this.

IV. Michelin a robust Company

The prime reason for the Company's robustness lies in the very significant potential for growth in the tire industry in the decades to come. In addition, Michelin has an excellent capacity for innovation and has become an essential player for the mobility of people and goods, especially through the setting up of services and its involvement in the development of suspension systems. Lastly, Michelin is a responsible company, working to control industrial risks in a context of shared common values: respect for Customers, for People, for Stockholders, for the Environment and for Facts.

Three strategic objectives have been set for 2005: attaining an operating margin of 10%, recording growth two percentage points higher than the market in the priority target segments and achieving a better balanced Sales between the three major world zones. Michelin will meet these objectives.

Mr. Edouard Michelin is convinced that the stock market price will once again reflect the soundness of the Group's business activities.

V. Discussion

What is the yield of your equity?

It was 7.4% for 2001 and 11.6% for the first six months of 2002.

How vulnerable is Michelin to the price of oil?

The impact caused by the price of crude oil is relatively limited, because oil derivatives account for less than half of the cost of raw materials which in turn make up only 20% of the Group's Net Sales. It may be added that less than 15% of the purchase price of raw materials is sensitive in the short term (less than 1 year) to changes in the price of crude oil and its derivatives.

Why don't you offer the possibility of reinvesting dividends in stock?

In addition to the complexity of this operation, undertaken in previous years, its diluting effect is not appreciated by the markets, particularly when they are unsettled.

What is the purpose of CGEM's Public Exchange offer regarding its subsidiary CFM?

This operation will simplify the Group's structures, thereby further facilitating financial assessment and saving money in withdrawing the CFM from the Zurich Stock Exchange, where it has not been particularly liquid. However, the main purpose is the subsequent recapitalization of CFM by the parent company. The operation will have no diluting effect on the consolidated results per share.

What is your policy regarding used tires?

Currently, used tires are mainly recycled as fuel in cement plants. In France, new regulations will soon stipulate the responsibilities of users, distributors and manufacturers. Furthermore, Michelin is already fully committed to these crucial issues as it constantly extends the tire's life cycle by retreading. At the same time, Michelin's principal action in favor of the environment involves manufacturing new products with low rolling resistance, in order to reduce the vehicle's fuel consumption.

File #82-3354

MICHELIN

PRESS RELEASE

October 24, 2002

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

CONSOLIDATED NET SALES - FIRST 9 MONTHS 2002 : 11.7 billion euros. Excluding exchange rate variances, Net Sales increased by 2.7%

At September 30th, taking into account a 3rd quarter comparable to the previous 2 quarters and market conditions as difficult as forecasted, Michelin is in line with its objectives for 2002.

(in millions of euros)	9 months 2002	9 months 2001
Consolidated net sales	**11 686.2**	11 702.0
Excluding the impact of exchange rate variances	*N/A*	*11 382.0*[1]
	3rd quarter 2002	3rd quarter 2001
	3 865.2	3 991.6
Excluding the impact of exchange rate variances	*N/A*	*3 756.0*[2]

	YTD 9 months 2002		3rd quarter 2002	
	Total change (9 months, 2002/ 9 months, 2001)		Total change (3rd quarter 2002/ 3rd quarter 2001)	
	In millions of euros	Accrued %	In millions of euros	Accrued %
	- 15.5	- 0.1%	- 126.4	- 3.2%
Of which exchange rates :	- 320.0	- 2.7%	- 235.7	- 5.9%
Volumes :	+ 235.5	+ 2.1%	+ 122.6	+ 3.3%
Price/Mix :	+ 1.1	+ 0.0%	- 42.7	- 1.1%
Perimeter :	+ 68.0	+ 0.6%	+ 29.3	+ 0.8%

* * *

[1] Net sales for the first 9 months of 2001 recalculated at September 30, 2002, exchange rates
[2] Net sales for the 3rd quarter 2001 recalculated at September 30, 2002, exchange rates

1. Analysis of changes in net sales

At September 30, 2002, net sales were stable when compared to the first nine months of 2001. If adjusted for exchange rate variations, the result is an increase in sales of 2.7%. Sales volume expressed in tons increased 2.5%, explained by contrasting performances within different segments.

The evolution of net sales is explained as follows:

- A **negative** impact amounting to **–2.7%** due to **exchange rate fluctuations.** Overall, this effect is due in equal portions to the US dollar and South American currencies.

- A **2.1% positive** impact generated by an increase in sales **volumes**.

- A **price/mix effect,** measured at constant exchange rates, that remained **stable.** Improvement in the price effect, which has been recorded for several years, continued. This was offset, however, by an unfavorable mix effect because sales growth in the OE market was greater than in the replacement market when compared to the period in reference.

- Finally, a **positive 0.6% perimeter effect** was recorded, mostly due to the fact that Michelin Romania and Shanghai Michelin Warrior were consolidated for the first time in the 4th quarter 2001.

2. Evolution of world tire markets

In the 3rd quarter, the overall evolution of different markets was in line with Michelin's assumptions, which were last updated at the end of July.

Passenger Car/Light Truck (in units)	Michelin's RT market assumptions-2002	Replacement market YTD 9 months 2002	Michelin's OE market assumptions-2002	Orig. Equipment market YTD 9 months 2002
Total	*N/A*	*N/A*	*N/A*	*N/A*
Europe[c]	0%	**+ 2.2%**	- 3%	**+ 1.1%**
North America[d]	- 1%	**- 2.9%**	+ 5%	**+ 7.1%**
South America	N/A	**-20.8%**	N/A	**N/A**
Asia	N/A	**+ 2.6%**	N/A	**N/A**

Truck (in units)	Michelin's RT market assumptions - 2002	Replacement market YTD 9 months 2002	Michelin's OE market assumptions - 2002	Orig. Equipment market YTD 9 months 2002
Total	*N/A*	*N/A*	*N/A*	*N/A*
Europe[e]	- 2,7%	**-1.9%**	- 3%	**-5.3%**
North America[d]	+ 2,6%	**+3.6%**	+ 7,5%	**+7.7%**
South America	N/A	**N/A**	N/A	**N/A**
Asia	N/A	**N/A**	N/A	**N/A**

- In **Europe**

The **Passenger car/light truck replacement** market increased by 2.2% during the first 9 months of 2002. Long term trends (a decrease in mass market sales, strong growth in the high performance and 4X4 segments) continued. The winter tire market recorded an increase of close to 15% in comparison with the same period in 2001 and is responsible for the majority of the growth within the market. The increase is largely due to sales by manufacturers to dealers (« sell-in »).

[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada and Mexico
[e] Western Europe (15 principal markets) for Truck replacement ; OE: tractors, without trailers

The **Passenger car/light truck OE** market has increased by 1.1% since the beginning of the year (+5.8% in the 3rd quarter). It must be taken into account, however, that, for the first time this year, certain OEMs continued production during the month of August. It should also be noted that although auto production decreased in Western Europe, it grew in Central Europe.

In the **Truck replacement** tire market, the Western European market declined by 1.9% during the first 9 months of the year. However, performance in this segment has gotten progressively better each quarter. In the 3rd quarter, the market is back to a level slightly better than that of last year (+0.7% when compared to the 3rd quarter in 2001 vs. a setback of -3.4% in the 1st semester when compared to the 1st semester of 2001).

The **Truck OE** market, after having faced a depressed 1st quarter (-17% vs. the 1st quarter of 2001), remains at a level somewhat better than last year's due in large part to the European truck OEMs exports outside of Europe (-5.3% for the first 9 months of 2002; +1.7% in the 3rd quarter).

- In **North America**

The **Passenger car/light truck replacement** market decreased by 2.9% in the first 9 months of 2002, compared to a 0.8% decline in sales registered in the 1st semester. It is important to put this decline into perspective by considering the large impact of the Firestone SUV tire recall of 13 million tires in 2001.

The **Passenger car/light truck OE** market continued to strengthen in the 3rd quarter, following a trend that began at the end of 2001. Growth rates for 'SUV' and 'Performance' tires, in both the original equipment and replacement segments, are still above the market average.

In the **Truck replacement** tires market, the growth trend begun in the 1st semester continued. At September 30, 2002, the market had increased by 3.6% when compared with the first 9 months of 2001. This period in 2001, however, recorded a decline of more than 7% when compared with the same period in 2000.

In **Truck OE**, at the end of September, the market recorded a recovery of close to 8% in the first 9 months of 2002 (when compared with the collapse of 32% in the market that took place during the first 9 months of 2001). In fact, it seems that this segment benefited greatly in the 3rd quarter from advance purchases of "Class 8" trucks due to the new emissions standards that became effective in October of this year.

- In **South America**, the situation in the Hispanic countries (Argentina, Venezuela, Chile, etc.) is worrying. Even though economic activity in Brazil hasn't deteriorated further, the country continues to suffer from the uncertainty caused by the upcoming presidential elections. During the 3rd quarter this uncertainty caused a further drop in the Brazilian real/US dollar exchange rate (-18% during the period in reference).

- In **Asia,** the situation differs by country.

The passenger car/light truck OE market continues to develop in **China** and in South Korea. The same applies to the passenger car/light truck replacement market in China. The Japanese market, on the other hand, has remained relatively stable throughout the quarter.

The truck tire market remained depressed in Japan, off 10% from its 2001 level. The market in China continues to experience a strong growth trend, especially in the radial tire market. The Thai economy is also well-positioned.

- The **Middle East/Africa** zone is benefiting from an improved economic situation in Turkey as well as the recovery in sales that followed, with the benefits being seen in the passenger car/light truck market as well as in the truck market.

3. Evolution by business segment

Net sales	9 months 2002 (in millions of euros)	Δ 9 months 2002/2001 (% change)
Group	**11 686.2**	**-0.1%**
Passenger Car/Light Truck	**5 948.8**	+0.3%
Truck	**2 938.2**	+1.2%
Other activities	**3 432.7**	-3.9%
Inter-sector eliminations	**(633.6)**	

Variation in sales volume
(percentage variation, first 9 months of 2002/ first 9 months of 2001)

	Total Sales	Replacement	Original Equipment[a]
Group (in tons[a])	+ 2.5%	+ 2.1%	+ 3.4%
Passenger Car/Light Truck (in units[b])	**+ 1.0%**	+ 1.8%	- 0.5%
Truck (in units[b])	**+ 1.9%**	+ 1.9%	+ 2.0%
Other tire activities (in tons)	**- 2.2%**	- 2.2%	- 2.3%

3.1 Passenger Car/Light Truck

The Passenger car/light truck segment benefited from sustained price increases, regularly put into place within the last two years, as well as an improvement in category, product, and brand mix.

Passenger Car/Light Truck (in units) YTD as of 09/30/02	**Total Sales**	**Replace-ment**	**Replace-ment market**	**Original equipment**	**Original equipment market**
Total	*+ 1.0%*	*+ 1.8%*	*N/A*	*- 0.5%*	*N/A*
Europe[c]	- 0.4%	+ 5.8%	+ 2.2%	- 9.7%	+ 1.1%
North America[d]	+ 1.3%	- 3.3%	- 2.9%	+ 10.7%	+ 7.1%
Other geographical zones[e]	+ 5.7%	+ 8.5%	N/A	+ 13.5%	N/A

- In **replacement** in **Europe**, the increase in sales volumes (+5.8% in the first 9 months, +8.1% in the 3rd quarter) was decidedly better than the market performance, in particular in VZ, 4x4 and winter tires. Additional gains in market shares were achieved in all of these segments.

  Price increases of 3 to 4%, announced and implemented in Germany, Switzerland, Austria and Italy in the 1st semester, are holding. A similar increase was put into place in the United Kingdom on August 1st.

  In **North America**, Group sales decreased by 3.3% in comparison with the first 9 months in 2001. This decline, which was most pronounced in the 3rd quarter (-4.8%) despite the fact that the Group outperformed the market for the period, was due for the most part to the strong progression of SUV tire sales generated in June 2001 by the recall by Ford of 13 million Firestone tires. As Michelin supplied more than 30% of the tires recalled, which is above the average share of the Group in this market, the impact of the SUV tire market decrease (-11.6% in the first 9 months, -21.7% for the 3rd quarter) on Group sales was automatically amplified.

  Price increases implemented on March 1st are sticking.

[a] Original equipment = sales to OEMs
[a] Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included
[b] Number of tires
[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada and Mexico
[e] Asia, South America, Middle East/Africa

In **South America**, the Group's performance suffered from unfavorable market conditions, especially in Argentina.

In **Asia**, the Group has maintained its selective growth strategy, particularly in Japan. It is continuing to put emphasis on strong value-added product segments.

In China, the Group's growth remains greater than that of the market: sales of Michelin branded tires increased by 20%, while the improvement in the product quality, distribution and OE presence of the Warrior brand has resulted in a doubling in total sales since the creation of the joint stock company, Shanghai Michelin Warrior, in the summer of 2001.

- In **Original equipment** in **Europe**, the efforts of the Group to bring sales between original equipment and replacement back into a better balance and further enrich mix have resulted, as expected, in a drop in sales volume of 9.7%.

  In **North America** as well, the focused growth strategy of the Group allowed Michelin to benefit from development within the market while continuing to improve mix. Due to substantial market share gains in the 'SUV' and 'Performance' segments, Group sales continue to progress at a rhythm superior to that of the market.

3.2 Truck

Net sales in this segment grew by 1.2% during the first 9 months of the year.

This increase is derived from the combination of several factors, the main ones being:
- an unfavorable exchange rate impact;
- declining European tire markets;
- an increase in sales volumes sold in North America and Asia;
- a sales decline in South America;
- replacement market price increases that are sticking.

Indeed, 3rd quarter sales volume growth is 4.7% when compared to the 3rd quarter of 2001, while it was only +0.5% in the 1st semester of this year.

Truck (in units)	Total Sales	Replacement[5]	Replacement market	Original equipment	Original equipment market
Total	*+ 1.9%*	*+ 1.9%*	*N/A*	*+ 2.0%*	*N/A*
Europe[c]	- 2.0%	+ 0.3%	- 1.9%[6]	- 5.2%[7]	- 5.3%[8]
North America[d]	+ 8.8%	+ 4.3%	+ 3.6%[9]	+ 18.1%	+ 7.7%
Other geographical zones[e]	+ 1.1%	+ 1.7%	N/A	- 3.7%	N/A

- In the **replacement** market in **Europe**, Group sales strengthened somewhat, especially in retread, in a market that was down 1.9%. The result was an increase in share for the Group within this market.

  Price increases of close to 3% were announced in the principal European countries (Germany, France, Spain, Italy, United Kingdom, Poland, the Netherlands). All will be effective by the beginning of December 2002.

  In **North America**, the progression in Group sales (+4.3%) should be put in perspective. In the 1st quarter of 2001 the Group faced a significant drop in market share, which has only partially been recaptured in 2002. Furthermore, the strong growth in Group sales in OE caused some tension in the supply chain in the replacement market. The price increases passed on March 1st are sticking. An

[5] Refers to new replacement tires. These amounts do not include retread sales.
[6] Market consisting of European Union + Switzerland
[7] Tractor + trailer sales
[8] Tractor market
[9] Radial + bias truck tire market in United States + Canada + Mexico

additional price increase of up to 4% on certain SKUs of BF Goodrich brand tires was announced. This increase will become effective on November 1st, 2002.

In **South America**, Group sales have decreased, reflecting the expected consequences of the market decline. Price increases have, however, helped to compensate for all or at least a portion of the impact of the currency devaluations, particularly in Brazil.

In **Asia**, Michelin once again recorded, on September 30th, a very strong sales performance in China and to a lesser extent in Thailand as well. Overall sales of radial tires increased by almost 11% in Asia, a market that represents close to 40% of the world market for truck tires.

- In **Original equipment** in **Europe** sales were in line with the market. In **North America**, OE performance was, however, particularly good and resulted in additional gains in market share.

3.3 Other activities

At 3.4 billion euros on September 30th, net sales in the Other activities segment of the Group declined by 3.9% against the same period in 2001. This decline is due principally to the 3rd quarter where net sales decreased by 7.7%. It is worth noting that a large part of this decrease is due to the drop in the dollar/euro exchange rate, which affects net sales expressed in euros for this segment, specifically for TCI in regards to conversion, and for the Earthmover – denominated primarily in US dollars - and Aircraft segments where the dollar is often the currency of reference for sales transactions.

With respect to distribution activities, **Euromaster** has evolved in a difficult market as far as retail sales of passenger car/light truck tires are concerned. Winter tire sales to consumers ("sell out") do not usually pick up before the end of October or beginning of November for its principal markets, which are the Nordic and Germanic countries. These sales, which are highly dependent on the climate, traditionally represent a large part of the European replacement tire market in the 4th quarter. For Truck tires, in the difficult markets of France and the Netherlands, Euromaster recorded a satisfactory sales performance. In the United Kingdom, ATS Euromaster continues to be successful with its fleet services approach.

Ignoring currency conversion effects, TCI's sales continue to grow thanks to the rebound in the heavy truck market in North America and the growth of their retread sales.

In the **Earthmover** tire segment, the OE market, and to a lesser extent, the replacement market, continue to suffer from the current situation in the global raw materials market. Raw materials prices remain at a low level due to the slowing down of the global economy. As a consequence, mining companies are tending to limit their material purchases and reduce their activity, particularly in North America. In this depressed market environment, the Group's sales volumes have declined.

Although the **agricultural** replacement tire market remains sluggish, in North America as in Europe, the OE market has grown, thus permitting the Group to maintain sales volumes while still continuing to improve product and brand mix.

Despite the difficult situation that the airline industry is currently facing, **Aircraft tire** sales continued to grow. Concerning **2 Wheel tires**, the Group's volumes experienced a slight decline in a soft global market. The **wheel** segment continues to suffer from the decline of the steel wheel in the European market and the production overcapacity in this industry in Europe.

* * *

Net Sales for the third quarter

Net sales	3rd quarter 2002 (in millions of euros)	Δ 3rd quarter 2002/2001 (% change)
Group	**3 865.2**	**-3.2%**
Passenger car/Light truck	**1 953.7**	-5.1%
Truck	**1 003.9**	+0.5%
Other activities	**1 129.0**	-7.7%
Inter-sector eliminations	**(221.4)**	

The reduction in net sales in the 3rd quarter, when compared to the 3rd quarter of 2001, is principally due to currency exchange rate variances, particularly that of the dollar (-9.3% against the euro).

At constant exchange rates and perimeter, the year-over-year increase was 2.1%.

It is helpful, in this context, to recall the specific factors that affected the 3rd quarter 2001: the impact of the second Firestone recall on the SUV tire market, the marked decline in sales in the United States during the second half of September following the terrorist attacks, and the strong drop in the OE truck tire market in North America.

Variation in sales volume
(percentage variation, 3rd quarter 2002/ 3rd quarter 2001)

	Total sales	Replacement	Original equipment[a]
Group (in tons[11])	**+ 3.5%**	**+ 1.4%**	**+ 9.4%**
Passenger Car/Light Truck (in units[b])	**+ 2.2%**	+ 2.1%	+ 2.4%
Trucks (in units[b])	**+ 4.7%**	+ 1.8%	+ 12.7%
Other tire activities (in tons)	**- 3.2%**	- 4.7%	+ 0.8%

Passenger car/light truck (in units)	**Total Sales**	**Replacement**	**Replacement market**	**Original equipment**	**Original equipment market**
Total	***+ 2.2%***	***+ 2.1%***	***N/A***	***+ 2,4%***	***N/A***
Europe[c]	+ 2.5%	+ 8.1%	+5.6%	- 8.0%	+5.8%
North America[d]	- 0.2%	- 4.8%	- 6.5%	+ 11.1%	+9.2%
Other geographical zones[e]	+ 11.5%	+ 14.6%	N/A	+ 20.5%	N/A

Truck (in units)	**Total Sales**	**Replacement[12]**	**Replacement market**	**Original equipment**	**Original equipment market**
Total	***+ 4.7%***	***+ 1.8%***	***N/A***	***+ 12.7%***	***N/A***
Europe[c]	+ 2.5%	+ 3.4%	+0.7%[13]	+ 1.0%[14]	+1.7%[15]
North America[d]	+ 12.1%	+ 1.6%[16]	+ 6.0%[17]	+ 39.5%	+27.4%
Other geographical zones[e]	- 0.1%	+ 0.2%	N/A	- 1.9%	N/A

* * *

[a] Original equipment = sales to OEMs
[11] Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.
[b] Number of tires
[c] Western Europe (15 principal markets) and Eastern Europe (excluding Community of Independent States)
[d] United States, Canada et Mexico
[e] Asia, South America, Middle East/Africa
[12] Refers to new replacement tire sales. These amounts do not include retread sales.
[13] Market consisting of European Union + Switzerland
[14] Tractor + trailer sales
[15] Tractor market
[16] RT radial sales + bias, all brands, USA + Canada + Mexico
[17] Radial + bias truck market in United States + Canada + Mexico

Compagnie Financière Michelin

As of September 30, 2002, net sales for Compagnie Financière Michelin (CFM) reached 17.4 billion Swiss francs (11.9 billion euros), a decrease of 3.6% when compared to the first 9 months of 2001. When comparing September 30, 2002, YTD, to September 30, 2001, YTD, it should be noted that Swiss franc/euro parity appreciated by 4.3%. At a constant exchange rate, CFM recorded a 2.2% growth in Swiss franc net sales. Taking into consideration the similarities between the sales scope of CEGM and CFM, the qualitative comments for CEGM are also applicable to CFM.

As a reminder, Compagnie Financière Michelin, 93.45% of which is held by CGEM, controls the subsidiaries of the Group that are located outside of France, as well as 60% of Manufacture Française des Pneumatiques Michelin. This intermediary holding company and financial center of the Group is subject to a Public Exchange Offer in Switzerland made by CGEM for CFM bearer shares. The final result of this offering will be made public on November 19th.

* * *

Net sales for 2002 will be announced on February 11, 2003, after the closing of the Paris stock exchange (5:30pm Paris time). **Annual results for 2002 will be announced on February 25, 2003, before the opening of the Paris stock exchange (8:00am Paris time).**

* * *

Questions / Answers

1. 3rd quarter net sales have suffered greatly from the appreciation of the euro vs. the US dollar. Are we going to see Michelin become more sensitive to the US dollar?

Michelin is relatively dollar neutral <u>in a stable situation</u>.

The Group earns slightly more than 50% of its net sales outside of Europe, with 39% of net sales being earned in North America. The majority of its raw materials, however, are purchased either in dollars, or using the US dollar as a currency base, or in other currencies that are tied to the dollar. Part of these raw materials are consumed in Europe. Moreover, North America is a profitable zone: the Group consolidates in euros its profits generated in dollars.

A drop in the dollar/euro exchange rate has the following effects:

- **On net sales:**
  an immediate negative impact on net sales in dollars
- **On profits:**
  - an immediate negative impact on the conversion of North American results;
  - an immediate negative impact on sales realized in dollars from Europe and Asia;
  - an impact on the cost structure through a drop in raw materials prices in Europe. This impact is delayed because of a lagtime effect on our supply structure (the average time period between the purchase of raw materials and inclusion in the cost of goods sold is between 4 and 6 months).

In a stable situation and when taken as a whole, this effect is relatively neutral at the operating level, having a slightly positive effect on margins if any effect at all, with net sales growing more slowly than net income in this case.

Nevertheless, when taking into account the lagtime effect in the cost structure of the Group, any drop in the US dollar/euro exchange rate has a negative initial effect on profits. However, it should be remembered that at the end of September, US dollar/euro parity is fairly close to Michelin's July 30th revised assumptions (1 US dollar = 1 euro).

2. **How is the 4th quarter developing? Is it likely to cause a revision in the Group's operating margin guidance for 2002?**

The 3rd quarter is in line with our annual objective, updated at the end of July, of an operating margin of between 7.0% and 7.4% of net sales.

As for the full year 2002, at the end of July Michelin presented the changes made to its working assumptions, which serve in establishing annual operating margin objectives and are normally announced at the beginning of each year (at the publication of the Group's annual results, end of February). These assumptions take into account the evolution of the major tire markets, raw materials prices (expressed in euros), and the US dollar/euro exchange rate. They are clearly stated and allow for anyone to adjust Michelin's objective, if necessary, as circumstances evolve.

If events arise that are specific to Michelin and likely to have a significant impact on achieving objectives, the Group will inform the financial markets.

3. **Will the strong increase in raw materials prices, which have risen above Michelin's working assumptions, have an impact on the Group meeting its 2002 objectives?**

Raw materials represented, as of June 30, 2002, 21.4% of Michelin's net sales and 30.8% of Michelin's cost of goods sold. When considering the impact of a rise in raw materials prices, it is important to note the strong value-added contents of Michelin's tire products in comparison with those of the competitors.

At June 30, 2002, natural rubber represented 19% of the total cost of raw materials. Although the rise in natural rubber prices was close to 75% in Singaporean dollars for the period between January and September, the price paid by the Group for this commodity increased by an average of only 15% when comparing the first 9 months of 2002 to the same period in 2001. The increase in prices since the beginning of July, due in part to unexpected climatic factors (unexpected droughts in Thailand and Indonesia), is included within the working assumptions of the Group, which were made public in February (rise of 15 to 20%, annual average, in euros) and remain valid.

Synthetic rubber accounts for 26% of raw materials prices and carbon blacks 19%. It is true that the average price per barrel of Brent crude oil in the first 9 months of 2002 ($24.4) was above the working assumptions of the Group ($22 per barrel on average 2002/2001). It is necessary to remember that the prices of these oil-derived products are only partially correlated to the crude oil price. Fifteen percent of the price of Michelin's raw materials is impacted in the short-term (less than 1 year) by the price variation of oil and its derivatives (styrene, butadiene, butyl, carbon blacks, etc....).

Furthermore, the inherent lagtime effect between the process of raw materials purchasing and consumption introduces a delay of 4 to 6 months between the variation of the spot price of these raw materials and their translation into the cost of goods sold and operating margin of the Group. In updating the Group's operating margin guidance at the end of July, Michelin took into account the impact the rise in raw materials prices of 5% in the 1st half would have on the 2nd semester. Concerning the price increases that have occurred since July, if there is an effect it will be seen in the P&L for the 1st semester of 2003.

4. **Does Michelin, like some of its competitors, plan to increase prices to make up for this increase in costs?**

Tires are not commodities. Raw materials prices are, therefore, only one of the components that determine tire prices. Michelin endeavors to fairly reflect in its prices the value-added qualities that its products bring to clients. The Group intends to continue with this approach, which contributes to improving profitability. It constantly assesses all opportunities available in the context of each specific market.

5. **The price/mix effect on Michelin's net sales has been stable for 9 months, and was a negative 1.1% in the third quarter. Does this mean that price increases are not sticking?**

The price/mix effect, as Michelin calculates it, takes into account the price per kg, but also the effect of different mixes: geographic, OE vs. replacement, and the product mix within each category.

The price increases implemented since the beginning of the year are sticking. This, however, needs to be put into perspective when comparing with 2001, as a large number of price increases were implemented last year, particularly in the passenger car/light truck segment in North America.

The OE/replacement mix, on the other hand, is particularly unfavorable: Group OE sales volumes increased much more during the 3rd quarter (+9.4%) than replacement sales (+1.4%) when compared with the 3rd quarter in 2001. This is true in passenger car/light truck as well as in truck tires. On the other hand, for the North American market, the impact of the Firestone recall was unfavorable on the evolution of the product mix of the Group during the 3rd quarter: taking into account that Michelin's share in the recall was greater than its overall market share, the share of SUV tires in the Group's total replacement sales for the 3rd quarter of 2002 was lower than its share for the same period in 2001.

6. **Net sales for the passenger car/light truck segment decreased by 5% in the 3rd quarter alone. This is significantly higher than the decline in the truck segment. Is this decrease due only to the US dollar or are there other factors that play a role in the decline?**

The decline in net sales in the passenger car segment in the 3rd quarter was due largely to the unfavorable evolution of currency parities (a negative parity effect of almost 7%). This segment is more sensitive to such changes than the truck tire segment, due to the fact that a larger proportion of its sales are realized in North America.

Sales volumes, on the other hand, continue to progress. The price effect continues to be positive, but was offset by a negative change in the product mix that was due in large part to the Ford-Firestone recall. It is important to remember that, in the 3rd quarter of 2001, net sales for the passenger car/light truck segment benefited from the strong sales growth in the SUV replacement market in North America.

7. **How have the sales prices for the replacement market in the United States changed? In Europe? For the passenger car/light truck and heavy truck segments?**

Michelin has passed numerous price increases on the Michelin brand as well as other brands within the Group since the beginning of the year. The passenger car/light truck and heavy truck segments in Europe, North America, Asia and South America are targeted by these increases.

These price increases, summarized in the following table, are holding.

	Passenger car/ light truck		Truck	
	Date	*Price increase*	*Date*	*Price increase*
Europe replacement Germany, Switzerland, Austria, Italy, United Kingdom, Central Europe, Nordic countries	2nd quarter	+3 to 4%		
Germany, United Kingdom, France, Italy, Spain, Nordic countries, Central Europe			October – December	+ 3% (+6.5% in Poland)
North America replacement	March 1st	Up to 6% (for Michelin, BFGoodrich, Uniroyal and private brands)	March 1st	Up to 3% for Michelin and BFGoodrich brands
			November 1st	Up to 4% for BF Goodrich brands
South America Brazil, Hispanic countries			YTD	From +11.3% in Brazil to +277% in Argentina, in local currencies

It is important to remember that Michelin endeavors to fairly reflect in its prices the value-added qualities that its products bring to clients. The Group intends to continue with this approach, which contributes to improving profitability. It constantly assesses all opportunities in the context of each specific market.

8. **Doesn't the decrease in the passenger car/light truck replacement segment in North America, and particularly the SUV tire market, mean that the "flight to quality" which resulted from the Firestone recall is ending?**

It is important to remember that when the Firestone recalls in 2000 and 2001 created an increase in the proportion of flag brand tires that were sold in the replacement market in North America, it was in line with the long term trend. From 46% of the market in 1991, the share of flag brand sales has surpassed 54% in 1999. Share was 56.6% at the end of 2000, 58.1% at the end of 2001, and exceeded 60% at certain points during this time period.

At the end of August, 2002, flag brand market share has, as expected by the Group, returned to 57% of the market. This consolidation is due to the SUV market, where share reached 60.7% at the end of 1999 and 67.7% at the end of 2001. At the end of August, 2002, this percentage was at 64.4%.

In order to absorb the effects of the recalls, the market must go through a consolidation phase before it can catch up with a growth rate more in line with the period from 1991 to 1999.

9. **On October 1st of this year the new emissions standards for heavy trucks in North America became effective. This will no doubt have a negative effect on OE sales in the 4th quarter. Will this factor cause Michelin to reconsider its assumption of a 7.5% increase in the market for the year?**

The EPA (Environmental Protection Agency) emissions standards that became effective on October 1st in the United States apply in particular to diesel emissions. They apply mostly to engines equipping large trucks ("class 8").

For certain engine producers, the movement of the date for regulations to become effective from January 2004 to October of 2002 resulted in compromises in new engine designs. Because of this, the new engines are more expensive than the old ones (from 4,000 to 7,000 US$ per truck) and have a poorer fuel economy (+5% on average). Faced with this situation, a number of truck operators placed large truck orders for delivery before October 1st.

This trend explains a part of the large increase in OE truck tire sales during the 3rd quarter (+27.4%). However it is important to remember that "class 8" trucks account for only a third of the OE market for North American truck tires. Trailers represent about one quarter of the market and "recreational vehicle" share has grown. The "class 8" market should experience a large drop in the 4th quarter, although prior inventory build up of "old" engines by some truck makers may continue and sustain sales in October and November. On the other hand, the RV and trailer markets should continue to grow. The 4th quarter in 2001 was very depressed and will thus provide a favorable basis of comparison.

It is for these reasons that Michelin does not see a need to modify its working assumptions updated at the end of July.

10. **How does one explain the strong sales growth in Michelin's passenger car/light truck replacement segment in Europe, which exceeded overall market growth? What is the situation at the dealer level?**

Passenger car/light truck replacement sales in Europe grew by 5.8% in the first nine months of 2002 and more particularly by +8.1% in the 3rd quarter.

The majority of the growth in the European market in the 3rd quarter has come from the winter tire market. This market traditionally represents close to 35% of the replacement market in the 2nd

semester. Dealers ended 2001 with low inventories, thus explaining the good performance in this segment this year in August and September.

The high-performance segments (VZ) and 4X4 continued to grow in the 3rd quarter, as they have for the last several years.

The Group's sales benefited in the 3rd quarter from a growth rate superior to that of the market in all three of these segments. This growth has translated into gains in share, across all European markets.

11. Why is Michelin's replacement truck tire sales growth below the market in North America, while OE truck tire sales suffered in Europe in the 3rd quarter?

Concerning North America, the increase in sales growth in the OE market caused supply chain tensions in the replacement market that explain the lack of sales growth for the Group in comparison with the market. The difference in profitability between tires sold in the OE market and tires sold in the replacement market is smaller than in the passenger car/light truck segment and allows the Group to favor OE sales in this segment.

12. The upcoming presidential elections in Brazil have caused a continuation of the erosion of the Brazilian real/US dollar exchange rate. What measures has Michelin taken to counteract this?

The economic situation in Brazil has not changed significantly since the end of the 1st semester. On the other hand, the Brazilian real has continued to drop in comparison with the dollar, due to the approaching presidential elections.

For several months Michelin has been prepared to face the decline in the Brazilian economic situation, and, more generally, the Latin American economic situation.

In Passenger car/light truck, sales decreased without giving up most of the market share gains made within the last 3 years. Price increases were passed. The Group is also no longer present on the OE market. In truck tires, Michelin is an important player in the Brazilian market and, more generally, in the South American market. Large cost reduction efforts have been put into place, accompanied by price increases that were larger than the inflation rate.

In Argentina and Venezuela, the Group's sales recorded a large decline. The Group's exposure to exchange rate risk was greatly reduced and now amounts to less that 10 million US$. A worsening of the situation in these countries would, therefore, be of limited consequence.

Even if Michelin's operations in South America become more challenging due to a continued deterioration in the economic situation, measures have been taken to the limit the effects of external factors (which have been included in the Group's working assumptions) on results.

13. How are the Group's inventories performing?

Michelin indicated in July that efforts to reduce inventories would be continued into the 2nd semester, even if the reductions in the second part of the year will be at a slower pace than in the second half of 2001. This period in 2001 was marked by a sharp slowdown in plant production, particularly to face the drop in the truck tire market in North America.

At the end of September, Michelin was in line with this objective.

14. Does the continued decline in the financial markets create a risk for Michelin's pension funds? Is the Group going to have to recapitalize them?

During the presentation of 1st semester results in July, Michelin gave a detailed presentation on the potential issues related to deferred post-retirement obligations to personnel. At that time, a comprehensive note was included with the explanation accompanying results. This note can be found on the Group's web site. (http://www.michelin.com/investorrelations/en/resultats_financiers_trim.jsp).

At that end of July, the Group explained the following points:

- the issue only affects defined benefit plans, where the employee is guaranteed a certain benefit, and the employer assumes the risk. This is as opposed to defined contribution plans where the employer is free from any subsequent obligation after payments are made.

- in defined benefit plans, there are two categories that vary according to regulations: a) funded plans: the employer makes payments, which are then invested in financial assets, to pay off future obligations. b) unfunded plans: the employer recognizes its debt and pays employee benefits directly. This is the case with Medicare in the United States and retirement programs in certain European countries.

- when considering funded defined benefit plans, the PBO (Projected Benefit Obligation) takes future obligations into account to calculate the discounted present value of the total obligation. It is calculated based on a series of long-term assumptions, which was detailed in the note published by the Group in July. Michelin typically benchmarks these assumptions, often using more conservative hypotheses.

  As of December 31, 2001, Michelin's PBO concerning funded defined benefit plans amounted to 5,045 million euros. The fair value of the dedicated plan assets was 4,570 million euros. Given the fact that part of the PBO corresponds to young salaried employees, the difference between PBO and assets under management was significant only from an accounting perspective. These situations are evaluated according to plan and country, not globally. Each case is particular, with minimum funding obligations varying from one plan to another.

- For unfunded defined benefit plans (thus, principally plans covering retirement medical benefits in the United States), Michelin's PBO totaled 3,051 million euros. To account for these obligations, the Group recognized a provision for 2,638 million euros in its consolidated financial statements.

- Michelin's total obligations reached 8.1 billion euros at December 31, 2001. Plan assets amounted to 4.6 billion euros and provisions on unfunded obligations were 2.6 billion euros. The difference between PBO and assets, including provisions, represents an "unrecognized actuarial loss", which accounting regulations require be depreciated as a personnel expense over the average residual working life of salaried employees of the Group, which is approximately 15 years. This represents, for 2002, a charge of 21 million euros.

- As of December 31, 2001, the total "fundable" obligations of the Group were correctly funded. Wherever legal obligations existed, the value of plan assets exceeded obligations.

- As far as 2002 is concerned, the drop in the financial markets that has occurred since the beginning of the year will not have an effect on earnings for the year. The actual rate of return on plan assets in the 1st semester was –3% in the United States and –7% in the United Kingdom (as opposed to –1.5% and –5% respectively in 2001).

  Michelin regularly assesses its plans at the predetermined measurement dates to be sure that they are properly funded. If there is an earnings impact, it will only concern 2003 and beyond and the effects will be a smoothed out due to the fact that actuarial losses are depreciated over a long period.

- In regards to cash outs, the Group may consider making additional contributions to certain plans in the future in an effort to optimize asset management. In addition, certain regulations may change, particularly in Spain, that would require Michelin to contribute assets to cover a part of obligations that have thus far only been provisioned for.

  Potential corresponding cash outs could represent from 150 to 200 million euros in the 2nd semester.

15. Where does your Public Exchange Offer, announced at the beginning of October in Switzerland on the bearer shares of Compagnie Financière Michelin (CFM), stand? Is there a risk of seeing newly issued shares flow back to the market after the closure of the offer?

The offer is available from October 17 to October 30. A second acceptance period will open automatically from November 5 to November 18. Therefore, the final result of the operation will not be known until November 19th.

Experience has shown that, in regards to this type of operation, it is traditionally in the last days of the offer that shareholders exchange their shares. The meetings that the Group has been able to organize in Switzerland as well as the public announcements made by certain shareholders have led us to believe that they will exchange their shares and wish to continue to accompany the Group in its development.

16. Will this transaction have a dilutive effect on earnings per share with a negative impact on the Group's market value?

This transaction should be non-material on earnings per share for the Group. On the contrary, CFM accounts for close to 50% of the "minority interests" included in the Group's shareholder's equity.

On June 30, 2002, the net asset value per share was 28.98 euros after taking into account the capital increase for the employee shareholdership program.

On the other hand, in following certain valuation models (such as the Discounted Cash Flow model), the annual growth rate of net sales underlying the 31 euro stock price would be a negative 8%. As a matter of fact, Michelin's average annual growth in sales volume over the last 10 years has been 4.6%.

17. What is the current capacity level within the industry? Is there any overcapacity?

Tires are highly complex products and extremely technical ones. Between different segments within the same market, tires are not necessarily substitutable. A tire with a seat diameter of 13 inches and an S speed index does not equip the same vehicle as a VZ-rated tire with a diameter of 22 inches that will equip an ultra high-performance SUV. A conventional truck tire (bias) can not be substituted for a radial truck tire. These products have different architectures, components, and manufacturing processes.

In addition, tire buyers do not make their purchasing decisions based solely on selling price. In Europe as well as in North America, more than 50% of consumers base their buying decision, when it comes to passenger car/light truck replacement tires, on other factors. With respect to trucks, our clients are transportation professionals and to them, a tire is equipment. Their buying decision is usually based on the cost per kilometer of the tire.

A large amount of production capacity exists on paper, especially in certain emerging countries. It must be taken into account, however, that such factories often run at 30% utilization rates and, even after heavy investment, are not able to run at 100% of projected capacity. Many times they only serve specific segments of the tire market, generally those being the least technical. Tire demand experiences enough seasonal changes to justify a flexibility between capacity and actual utilization rates. Companies can increase their capacity by converting existing capacities or adding capacity to one factory and reducing it in another – without necessarily closing a production site. They can also increase production capacity by acquiring other companies within the industry, especially in emerging markets.

When analyzing industry capacity, all of these factors must be taken into account.

In 2001 total passenger car/light truck (radial and bias) tire production capacity was around 1 billion for a market of 911 million tires. For 2001 and 2002, net publicly announced factory closings and capacity reductions by different companies within the industry amounted to approximately 50 million tires. In truck tires, capacity (radial + bias) was at slightly more than 100 million tires for a market of 90 million. Closings announced should bring capacity down to around 97 million tires.

18. What are Michelin's market forecasts for 2003?

Michelin teams are currently working on the elaboration of the Group's budget for 2003. Michelin's 2003 tire market assumptions can therefore only be discussed when this process is completed.

Traditionally, the Group announces its objectives for the year during the presentation of annual results in February and explains the working assumptions it is making with respect to the evolution of the tire markets, the purchase costs of raw materials, and exchange rates. The Group will follow this rule. The annual results for 2002 will be made public on February 25, 2003.

* * *

Recent Events

- October 10: **« Intelligent » truck tires**

  Michelin just announced a world first with the launch in the American market of the "eTire System". This unique process, which has been on trial for the past two years, automates the collection of pressure and maintenance operation information for each equipped tire on each vehicule. The "eTire System" is composed of several elements: an electronic micro-processor, the "InTire Sensor", fixed to the inside of Truck tires, which communicates with fixed sensors (beacons that the truck passes) or mobile sensors (carried by a technician), and BIB TRACK software, which processes the data collected on a server via the Internet. For the first time, truck fleets will know the exact performance of their tires in real time, thus optimizing management and cost.

- October 9: **The new Michelin Alpin comes out on top of the winter tire test organised by the ADAC**

  At the winter tire test organized by ADAC, the German Automobile Club, which is associated with other European Automobile Clubs including Austria's ÖAMTC, the brand new Michelin Alpin received the highest rating out of the 31 tires tested. Intended to be used on family and compact cars, the new Michelin Alpin is available in 9 sizes, from 14 inches to 16 inches, with a T speed rating (190km/hr). It is compatible with 40% of the winter tire market.

- October 10: **Signature of a back-up line of credit of 1 billion euros.**

  Compagnie Financière Michelin obtained a 5- year revolving syndicated credit for 1 billion euros. This line of credit will replace a 7-year line of credit of 700 million dollars that has expired. The new line is a "back up" ("available") credit that the company is not planning to draw on.

  This transaction was co-managed by the Banc of America Securities Limited, the Bank of Tokyo Mitsubishi Ltd, Crédit Agricole Indosuez and Crédit Lyonnais.

- October 3: **CGEM announces launch of Public Exchange Offer in Switzerland for CFM bearer shares.**

  Compagnie Générale des Etablissements Michelin (CGEM), which directly owns 93.45% of the share capital of the Swiss Compagnie Financière Michelin (CFM), announced on October 3rd the launching of a public exchange offer for the bearer shares of Compagnie Financière Michelin at a proposed exchange ratio of 13 registered CGEM shares for 1 CFM bearer share.

  At the end of this offer, the intention is to increase the capital of the CFM to a maximum of 1.5 billion Swiss francs. CGEM intends to participate in this capital increase, mostly through the conversion of existing intra-Michelin company loans. Regardless of the result of the public exchange offer, CGEM will ask for the delisting of the remaining bearer shares of CFM.

This exchange offer will simplify the CGEM group structure and will enable better access to financial markets and facilitate the Group's shareholder communication. The impact on CGEM's earnings per share will non-material.

The offer, which due to regulations is not open to CFM shareholders that are residents of the United States, is available between October 17 and October 30, 2002. It will be extended from November 5 to November 18, 2002.

- September 22: **The 4th Challenge Bibendum**.

Out of the spirit of the first challenges launched by the Michelin brothers to promote what was not yet called "mobility", was born, a century later, the Challenge Bibendum. Its goal is to be, year after year, a showcase for all the progress within the industry in regards to protecting the environment.

The Challenge Bibendum 2002, which lasted until September 25th, took place between Hockenheim and Paris and passed by the European Parliament in Strasbourg. The event brought together close to 70 vehicles representing OEMs, auto parts manufacturers, local communities, and energy producers and provided each participant with an unique opportunity to present, compare and test the cleanest new technologies. This year's event, from a European point of view, also provided a serious forum for reflection and dialogue in regards to the future of mobility and gave all actors involved the opportunity to voice their opinions and concerns, including the government and consumers.

- September 26 2002: **The Audi A8 fitted with the PAX System**.

Michelin delivered its 100,000th PAX System to Renault for the Scenic in September and has just signed a new contract with Audi. When the Audi A8 comes out in November 2002, PAX System will be offered as an option.
PAX System technology boosts the Audi A8's performance and enhances the vehicle's sporty handling, giving it greater driving precision and an excellent balance between comfort and overall handling, without forgetting, of course, the increased safety offered by PAX System in the event of a sudden loss of pressure.
By equipping the Audi A8 and, shortly, the A6, Michelin continues to confirm its technological advance in Europe.

- September 2002: **Additional North American rewards for Michelin**

After a study of over 33,000 consumers, JD Power and Associates awarded Michelin North America the prize for the best original equipment tire in both the Passenger Car and Light Truck categories. Michelin North America has won this award a total of 34 times, receiving 81% of the total prizes in this category.

- August 2002: **Michelin resumes activity in Algeria**

Nine years after ceasing its activities at the Hussein Dey plant in the suburbs of Algiers, Michelin is considering reopening the plant in the near future. This plant will produce truck tires for the Algerian market and meet export requirements for countries in the region.

When Michelin Algeria has completed its expansion in a few years' time, it should employ around 500 people.

- September – October: **Michelin at the Paris International Motor Show**

The 1,400,000 visitors to the Paris Motor Show were able to discover the new products at the Michelin booth. In addition to the new products and certifications announced (PAX System, Michelin Pilot, and Michelin Pilot Sport ranges), a great deal of attention was focused on the new Michelin Energy range which improves performance in terms of safety, reduced rolling resistance and longer service life. As for the new Michelin Alpin tire, it offers high-level grip in any rolling conditions (wet, dry and cold roads, snow and ice). Thanks to its new performance levels, the tire was voted No. 1 by ADAC-EUROTEST.

Michelin supplied the tires for many of the vehicles presented at the International Motor Show, including in the luxury segment: the Audi A8 with the PAX System, the Porsche Cayenne, the Bentley Continental GT, and the Mercedes Maybach...
Michelin also took advantage of the occasion to present its OCP suspension system which ensures optimum tire tread contact, and to announce the consolidation of its partnership policy with Bosch, TRW and Wabco.

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For more information

Eric Le Corre : 01 45 66 16 15 / 04 73 32 77 92
Laurent Cavard : 04 73 32 18 02 / 01 45 66 11 07

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For more information,
consult the « investor relations » pages of our website at www.michelin.com